

Mail Stop 3720

December 4, 2009

William R. Fitzgerald
Chief Executive Officer
Ascent Media Corporation
12300 Liberty Boulevard
Englewood, CA 80112

> **Re: Ascent Media Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Documents Incorporated Therein by Reference**
> **File No. 1-34176**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

You should comply with these comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Liquidity and Capital Resources, page 33

1. We note your statement on page 33 that you anticipate having sufficient cash and cash equivalents to meet your working capital needs and capital expenditure requirements for the foreseeable future. In future filings please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

<u>Definitive Proxy Statement</u>

<u>Non-Equity Incentive Compensation, page 25</u>

2. We note that the Economic Performance Goals are based on non-GAAP measures. In future filings, please explain how the administering committee derives each performance goal from the company's financial statements (prior to making any approved modifications to such goal). See Item 402(b)(2)(v) of Regulation S-K.

3. We note that the administering committee approved modifications to the Economic Performance Goals for 2008 to reflect factors that affected actual operating results. In future filings, if applicable, please provide additional detail regarding each of the factors the administering committee considers in making any such adjustments. See Item 402(b)(2)(vi) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director